



China Sun Group High-Tech Co.
(OTC BB: CSGH)

One of the largest non-government manufacturers

of hi-tech cobalt products in Asia

Safe Harbor Statements



This presentation contains forward-looking statements within the scope of the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of sales, future national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products, marketing existing products, customer acceptance of existing and new products, and other factors.

Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company assumes no obligation to update the forward-looking information contained in this presentation.



What we do



Raw Materials of
Lithium Iron Phosphate

Lithium Iron Phosphate

Develop, manufacture, and distribute Lithium Iron Phosphate primarily for use in the Power Li-Battery.

Power Battery Pack

Auto Makers

Cobalt Ore

Lithium Cobalt Oxide

Develop, manufacture, and distribute Lithium Cobalt Oxide primarily for the use in the Portable Battery.

Portable Battery

Mobile etc. Accessories

Company Overview



Key Facts

- Founded in August 2000
- Headquarters and operations in Dalian, PRC
- Total usable area of 24,000 m^2 property
- Annual production capacity of 2,500 tons with 12 production lines
- 258 employees as of May 31, 2010
- Listed on OTC BB in April 2007

Products

- Nano-level Cobaltosic Oxide (Co_3O_4)
- Lithium Cobalt Oxide ($LiCoO_2$)
- Lithium Iron Phosphate ($LiFePO_4$)

Applications and customers

- Used as core anode materials for high capacity lithium ion rechargeable batteries
- Leading lithium ion battery market is in PRC



Revenue
($ millions)

FY2007	FY2008	FY2009	FY2010	FY2011E
8.3	25.3	37.0	41.2	56.0-58.0

Net Income
($ millions)

FY2007	FY2008	FY2009	FY2010	FY2011E
0.6	6.7	8.6	8.6	10.0 – 11.0

Fiscal year end May 31







Stock Summary

OTC BB	CSGH
Share Price (as of 9/17/2010)	$ 0.88
Market Capitalization	$47.0M
Shares Outstanding (fully diluted)	53.42M
Net Revenues (FY 2010)	$41.2M
Gross Profit (FY 2010)	$13.1M
Net Income (FY 2010)	$8.6M
Earnings per Common Share (FY 2010)	$0.16
P/E (FY 2010)	5.5x
Fiscal Year End	May 31, 2010



Investment Highlights



Leading Market Position

One of the largest non-government manufacturers of Cobalt based anode materials in Asia

High barriers to entry due to heavy capital investment and strict certifications

Industry-Leading R&D Force

Patented technology

Proprietary manufacturing processes

State-of-the-art equipment and experienced research team

Strong Market Demand

Demand in China growing at 40% / year, on pace to become world's largest producer and consumer of Li batteries

China represents about 40% of the total global Li-ion battery market



Sound Financial Situation

Strong top and bottom line growth

No debt

Well Defined Growth Strategy

New lithium iron phosphate (LIP) for power Li battery targeted to reach 600 tons by May 2011

Plan to launch Li battery products at the end of 2011

CSGH



Lithium-ion (Li) Battery Market



- ◆ **Lithium-ion (Li) batteries are currently the prevailing battery type for portable electronics. Li has been gaining significant market share in the past ten years, steadily replacing rechargeable nickel metal hydride (NiMH) batteries**

- ◆ **China is the largest Li battery manufacturing country as well as the second largest Li battery exporting country in the world. Currently, China produces about 40% of the global Li battery and Li related products**

- ◆ **In 2009, Li-ion battery output in China reached 1.875 billion units, up 82% from 2008**



Source: Umicore



Source: Research in China



6

Product – Anode Materials for Li Battery



| Nanometer Cobaltosic Oxide(Co_3O_4) | • Nanometer Co_3O_4 producer in China
• Nanometer technology leads to higher stability, purer, and longer life cobalt powder
• Proprietary production procedure results in competitive product price |

| Lithium Cobalt Oxide ($LiCoO_2$) | • Patented $LiCoO_2$ production procedure
• Nanometer technology |

| Lithium Iron Phosphate ($LiFePO_4$) | • Lower raw material cost using purified water to replace oil/alcohol during production
• Proprietary production procedure
• The highest daily production capacity in China (500Kg/day/production line) |

	Production Lines	Total annual capacity	Actual output	Utilization rate
Cobaltosic Oxide	4	1500 tons	1064 tons (FY10)	71%
Lithium Cobalt Oxide	2	500 tons	0 tons (FY10)	0%
Lithium Iron Phosphate	3	500 tons	205 tons (FY 10)	41%



Production Process



Lithium Cobalt Oxide Process



Cobalt Carbonate   →   **Cobaltosic Oxide**   →   **Lithium Cobalt Oxide**   →   **Portable Batteries**

Lithium Iron Phosphate Process



Raw material of Lithium Iron and Phosphate   **Chemical Process**   **Lithium Iron Phosphate Powder**   **Lithium Iron Phosphate**   **Power Li Batteries**



Competitive Advantages



Leading technology and production procedure

- Patented technology for Lithium Cobalt Oxide and state-of-the-art LIP manufacturing process
- Proprietary production process enhances internal efficiency, ensures higher quality and realizes better cost control



Performance advantage

- China Sun's anode battery materials possess longer usage life and higher stability
- China Sun's LIP advantages include higher security, environmentally friendly, longer usage life (can recharge minimum 2,000 times), and larger energy storage



Strict quality control system

- China Sun applies unified quality control measures from raw material procurement through the each step of the production process
- Research institute level quality inspection equipment
- ISO 9001 certified

Scale advantage

- One of the largest non-government manufacturers of Cobalt based anode materials in Asia
- Total annual production capacity of 2,500 tons







Strong R&D Force



- Institutional level R&D lab with cutting-edge test and detection apparatus and instruments

- 18 R&D staff lead by Mr. Yijing Cheng, Chief Engineer of the Company. Mr. Cheng enjoys Special Allowance by State Council for his outstanding contributions in several national level projects

- Strategic alliance with Northeastern University, Dalian Jiaotong University to jointly research and develop new generation anode materials of lithium ion power battery

- Established in 2003, key research results include nano-meter series anode materials, optimized production procedure, new battery anode materials (i.e. LIP)









Lithium Iron Phosphate (LIP)



- LIP, or nano-lithium ($LiFePO_4$), was discovered in 1996 as an anode material for rechargeable lithium batteries. Its features include low cost, non-toxicity, high abundance of iron, excellent thermal stability, safer, good electrochemical performance, and high specific capacity
- LIP battery is the most likely replacement of Hydrogen as the power engine of next generation electronic vehicle

- China Sun launched LIP production in 2010 after passing all of the 32 government required tests and launched LIP production in 2010. The top three customers of LIP are: Jiuli Li_Ion battery, KP Power and Beijing Shuangsheng Battery company.

- The gross margins of LIP are in the 38% - 42% range, which is higher than the Company's other products, including cobaltosic oxide and lithium cobalt oxide, which have gross margins in the 30% - 33% range.








China Sun LIP – Today and Tomorrow



- Completed the LIP research, trial production, testing, and authority certification in 2008 and 2009.

- Officially launched three LIP production lines in March 2010, with current annual production capacity of 500 tons, with new added production value of $10 million

- Plan to launch six new LIP production lines in the 2011 and 2012, with two lines by 2011 and four lines by 2012. Total LIP production capacity to reach 700 tons by May 2011, with new added production value of $15 million.

- Plan to manufacture 600 tons LIP in fiscal 2011

- Plan to start to produce LIP power battery at the end of 2011 with 50 million A/H annual production capacity

- The first phase investment of the LIP production will be $12 million, and has invested $8 million so far. The company expect to reach 2000 tons LIP production by 2013, and the total investment of the whole project will be $36 million.

LIP Production capacity and output (Tons)



■ Output
■ Capacity

	F2010	F2011
Output	205	600
Capacity	500	700







Growth Strategies



China Sun Group High-Tech

Futures

China Sun plans to strategically expand its sales to cover three provinces in the North East of China as highlighted in yellow. These are regions where the battery market is growing faster compared to the other locations.

Beijing

Shanghai

Current sales region mix of products:

- ● Lithium Cobalt Oxide
- ● Cobaltosic Oxide
- ● Lithium Iron Phosphate

CSGH

Seasoned Management Team



Mr. Wang Bin – *Chairman, President of China Sun*

Mr. Wang is a senior-level economist with experience in business management and he is the founder of DaLian Xinyang High-Tech Development Co., Ltd. In March 2008, he was elected Vice Chairman of Dalian Heilongjiang Trade Union. He received his bachelor's degree in Business Management from Harbin University of Science and Technology.

Mr. Fu Guosheng – *Chief Executive Officer of China Sun*

Recently appointed Chief Executive Officer of China Sun Group High-Tech Co. From May 2002 until August 2003, Mr. Fu was a general manager of DLX – subsidiary of China Sun. From April 2003 to December 2007, he was appointed Assistant to the Chairman of the Board. In January 2008, he was appointed Vice President and General Manager of DLX, in charge of day-to-day operations. Mr. Fu graduated in 1986 with a degree in International Business Management. He worked at several well-known enterprises and was recognized twice as Star Entrepreneur of Heilongjiang Province and Northeast China.

Ms. Liu Mingfen – *Chief Financial Officer of Dalian Xinyang High-tech*

Since 2004, Ms. Liu has been the Chief Financial Officer of DLX. Prior to that, in 2003, Ms Liu was the financial manager of Sun Group Investment Company. She is a Finance graduate from Dongbei Finance & Economics University. Ms. Liu has extensive experience in financial regulations, company management, and capital raising.

Mr. Cheng Yijing – *Chief Engineer, Technical Deputy General Manager of Dalian Xinyang High-tech*

Mr. Cheng Yijing joined DLX in 2003 as chief of engineer. He was a university professor and has received recognition from the State Council for his great scientific contribution to the country. Subsequent to graduating from Dalian University of Technology, he worked in large national enterprises as technical advisor, responsible for the design and production of key national projects. In addition, Mr. Cheng works as an adviser in charge of technical management in a technical project team of Xinyang High-tech.

Mr. Xu Shiguo – *Vice Chief Engineer of Dalian Xinyang High-tech*

Mr. Xu joined China Sun as vice chief engineer at the beginning of 2010, in charge of the Company's technical research, quality control and in a managerial role. Previously, he worked as chief engineer and project director in a state-owned enterprise chemical company. Mr. Xu graduated from Shen Yang Chemical University in Liaoning province, and currently holds the title of sr. chemical processing engineer.



Rapid Financial Growth



Revenue ($ millions)



CAGR = 70.6 %

8.3   25.3   37.0   41.2   56.0 – 58.0

FY2007   FY2008   FY2009   FY2010   FY2011E

Net Income ($ millions)



CAGR = 142.9 %

0.6   6.7   8.6   8.6   10.0 – 11.0

FY2007   FY2008   FY2009   FY2010   FY2011E

Fiscal year end May 31,

FY 2011 Guidance: Revenue $56.0 - $58.0 million
Net Income $10.0 - $11.0 million



Balance Sheet



(In Millions of $U.S. Dollars)	As of May 31, 2010	As of May 31, 2009
Current Assets:		
Cash and cash equivalents	**$18.0**	**$9.2**
Accounts Receivable	**2.8**	**1.6**
Inventories	**1.2**	**1.7**
Other	**0.0**	**0.4**
Total Current Assets	**22.0**	**13.0**
Total Assets	**45.1**	**35.3**
Total Liabilities	**4.6**	**3.3**
Total Liabilities and Stockholders' Equity	**45.1**	**35.3**



Income Statement



(In Millions of $U.S. Dollars)	Three months		Year Ended May 31	
	FQE 5/31/10	**FQE 5/31/09**	**2010**	**2009**
Revenues:	$11.0	$9.6	$41.2	$37.0
Gross Profit	3.6	3.4	13.1	13.6
Income from Operations	3.1	3.1	11.5	11.5
Net Income	2.3	2.4	8.6	8.6
Diluted Earning per Share	0.04	0.04	0.16	0.16
Weighted Average Number of Shares Outstanding — Diluted	53,422,971	53,422,971	53,422,771	53,422,771



CSGH Undervalued Relative to Peers



Price as of 17th Sep 2010

Company Name	Ticker	Price (Prev. Close)	Revs(M) (TTM)	EPS (TTM)	P/E Ratio (TTM)
CHINA BAK BATTERY INC	CBAK	$1.77	216.8	-0.42	-
ENERGIZER HOLDINGS INC	ENR	$69.02	4,268.0	5.05	13.7x
HONGKONG HIGHPOWER TECHNOLOGY	HPJ	$3.33	92.8	0.46	7.2x
ULTRALIFE CORP.	ULBI	$4.34	168.2	0.03	144.7x
EXIDE TECHNOLOGIES	XIDE	$4.87	369.6	0.44	11.1x
PEER GROUP AVERAGE			73.93	1.104	44.2x
CHINA SUN GROUP HIGH-TECH CO.	CSGH	$0.88	41.2	0.16	5.5x



Investment Highlights



Leading Market Position

One of the largest non-government manufacturers of Cobalt based anode materials in Asia

High barriers to entry due to heavy capital investment and strict certifications

Industry Leading R&D Force

Patented technology

Proprietary manufacturing processes

State-of-the-art equipment and experienced research team

Strong Market Demand

Demand in China growing at 40% / year, on pace to become world's largest producer and consumer of Li batteries

China represents about 40% of the total global Li-ion battery market



Sound Financial Situation

Strong top and bottom line growth

No debt

Well Defined Growth Strategy

New lithium iron phosphate (LIP) for power Li battery to reach 600 tons by May 2011

Plan to launch Li battery products at the end of 2011

CSGH





Contact **Information**

China Sun Group High-Tech Co., Ltd.

Mr. Guosheng Fu, Vice President

Tel: +86 411 8288 9800/8289 2736 (China)

Email: IR@china-sun.cn

www.china-sun.cn

Investor Relations Firm:

CCG Investor Relations Inc.
Mr. Mark Collinson, Partner
Phone: +1 310-954-1343 (Los Angeles)
Email: mark.collinson@ccgir.com

Mr. Crocker Coulson, President
+1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com

Auditor

Zhong Yi (Hong Kong) C.P.A. Company Limited
Pufina Pang, Director
Tel:+852 2573 2296 (Hong Kong)
Email: rufina@zy-cpa.com

Legal Council

The Crone Law Group
Matthew Zhang
Tel: +1 415-955-8900 (San Francisco)
Email: mchang@cronelaw.com







Thanks

China Sun Group High-Tech Co.
(OTC BB: CSGH)